Exhibit 99.1

Vertical Aerospace Partners with Syensqo to Support Industrialisation Plan for the VX4 Aircraft

•	Syensqo to supply composite materials for the VX4’s entire structure

•	Partnership strengthens Vertical’s industrialisation plan across commercial and defence applications

•	Builds on earlier partnerships with Honeywell and Aciturri

London, UK & New York, USA – December 8, 2025 – Vertical Aerospace (“Vertical” or “Company”) [NYSE:EVTL], a global aerospace and technology company that is pioneering electric aviation, and Syensqo, a global leader in advanced materials, today announced a new long-term supplier partnership.

Syensqo’s high-performance composite and adhesive materials - already used in Vertical’s prototype programme - have been selected for the VX4 aircraft, which is targeting certification in 2028 before entering into commercial service. This comes after multiple years of close collaboration between the teams at Syensqo and Vertical.

Syensqo’s advanced materials will be integrated across the entire structure, providing the lightweight strength, structural efficiency and durability required for the high-cycle operations of electric vertical flight. Securing advanced composite materials is critical in ensuring the VX4 can withstand repeated take-offs and landings while maintaining safety and performance at scale.

The VX4’s airframe itself will be manufactured by Aciturri, a leading global aerostructures supplier, supporting Vertical’s transition into full commercial production.

Syensqo brings extensive aerospace experience, supplying advanced materials to many of the world’s leading aircraft manufacturers and defence companies. This experience makes Syensqo an ideal partner as Vertical advances toward both civil and defence applications of its aircraft platform.

Stuart Simpson, CEO, Vertical Aerospace, said: “We are bringing the VX4 to market alongside leading global partners, and deepening our successful partnership with Syensqo as our advanced-materials supplier is a vital step in that journey. Their decades of expertise in lightweight, high-performance composites - combined with our shared commitment to safety and certification - will help us deliver a resilient, agile aircraft as we progress toward commercial operations.”

Rodrigo Elizondo, President Syensqo Composite Materials, said: “We are honored to deepen our collaboration with Vertical. Our advanced composite and adhesive technologies are designed to push the boundaries of lightweighting and performance, supporting the VX4’s journey toward safer, cleaner and more efficient air mobility. As Vertical moves into certification and industrialisation, we look forward to bringing our scientific expertise and strong customer partnership to support the VX4’s successful entry into full-scale production."

This extension of Vertical’s partnership with Syensqo comes as Vertical continues to formalise the core supply chain for its certification aircraft, alongside Honeywell, Aciturri, and other global partners.

Vertical plans to unveil its new aircraft design on 10 December in London, showcasing the VX4’s industry-leading design, passenger and luggage capacity, and global certification-ready architecture.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Its VX4 is a piloted, four-passenger, Electric Vertical Take Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including GKN, Honeywell, and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL, and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

About Syensqo

Syensqo is a science company developing groundbreaking solutions that enhance the way we live, work, travel and play. Inspired by the scientific councils which Ernest Solvay initiated in 1911, we bring great minds together to push the limits of science and innovation for the benefit of our customers, with a diverse, global team of more than 13,000 associates in 30 countries.

Our solutions contribute to safer, cleaner, and more sustainable products found in homes, food and consumer goods, planes, cars, batteries, smart devices and healthcare applications. Our innovation power enables us to deliver on the ambition of a circular economy and explore breakthrough technologies that advance humanity.

Learn more at www.syensqo.com.

Contacts

Media relations	Business contact

Perrine Marchal	Claire Michel
+32 478 32 62 72	Materials Marketing Communications Director
claire.michel@syensqo.com
Laetitia Schreiber
+32 487 74 38 07

media.relations@syensqo.com

Follow us on LinkedIn @Syensqo | Follow us on Instagram @Syensqo

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding a partnership with Syensqo for advanced composites and adhesive materials, including Syensqo’s supply and obligations under the partnership agreement, the efficiencies, reliability and expertise expected, the design and manufacture of the VX4 and the hybrid-electric variant, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the VX4, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.